Klondex Generates Third Quarter 2015 Operating Cash Flow of US$13.3 million; Increases Cash by US$5.8 million and Eliminates Senior Notes in Full
Vancouver, BC - November 11, 2015 - Klondex Mines Ltd. (TSX: KDX; NYSE MKT: KLDX) ("Klondex", the "Company", "we", "our", or "us") is pleased to announce its operational and financial results for the third quarter of 2015. This release should be read in conjunction with our third quarter 2015 unaudited financial statements and related management's discussion & analysis ("MD&A"), which are available on our website (www.klondexmines.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov).
All dollar amounts included in this press release are expressed in thousands of United States dollars unless otherwise noted.
Quarterly Highlights

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Health, Safety, and Environmental - No lost-time injuries and have now operated ~three years at our Fire Creek project ("Fire Creek") and ~one year at our Midas mine and ore milling facility ("Midas") without a lost-time injury.

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Cash Flows and Liquidity - Increased our cash balance by $5.8 million to $60.3 million and prepaid in full $17.6 million of principal on the 11.0% senior secured notes ("Senior Notes") with the proceeds received from a September public offering.

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Ounces Sold and Revenues - Sold 33,853 gold equivalent ounces ("GEOs"), consisting of 27,934 gold ounces and 454,611 silver ounces. Revenue totaled $38.4 million from average selling prices per gold and silver ounce of $1,135 and $14.78, respectively, and net income was $4.1 million (or $0.03 per share - basic).

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Performance Measures - Significant margins from operations of ~45% (Revenues less Production costs) and remain on track to achieve full-year cost outlook. Third quarter cash costs per GEO were $621 bringing our year-to-date cash cost per GEO to $637.

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Operations - Produced 32,076 GEOs, consisting of 26,300 ounces of gold and 443,576 ounces of silver. We now anticipate full-year 2015 GEO production of between 130,000 to 135,000 ounces, an increase of 5,000 GEOs from our previous estimate.

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Exploration Results - Released updated mineral resource estimates and continued to encounter high gold grades in both new and existing veins of mineralized material to the west and south at Midas and to the west at Fire Creek. Advanced the ore development on the 905 vein at Midas an additional unplanned 300 feet due to discovery of new high grade mineralization.

Paul Andre Huet, President and Chief Executive Officer said, “We had another strong quarter both operationally and financially. Raising annual production guidance for the second consecutive quarter is a reflection of this performance and the tremendous efforts from the entire Klondex team.  Additionally, despite lower grades in the third quarter compared to the first half of the year, our year-to-date cash costs per GEO sold actually decreased from the second quarter as a result of managing our costs and becoming more efficient at our operations. We also continued to strengthen our balance sheet by increasing our cash balance by approximately $6 million during the quarter and completely repaying our Senior Notes.”

2015 Full Year Outlook
As a result of the 97,269 GEOs produced (99,461 GEOs sold) during the first nine months of 2015, we now anticipate our full-year 2015 GEOs produced will total approximately 130,000 to 135,000 ounces, an increase of 5,000 GEOs from the previous estimate. We expect our fourth quarter GEO production to increase from the third quarter, with a majority of the additional ounces expected to be produced from Fire Creek as we plan on continuing to mine high grade material from longhole stopes. The first half 2015 production was better than planned due to higher tons and grades from Midas while the second half 2015 production is expected to benefit from higher tons mined and consistent grades at Fire Creek.
While we have increased our full-year projections for GEO production, we are maintaining our outlook for production costs and capital expenditures, which are summarized in the following table and presented with unaudited results for the nine months ended September 30, 2015.

	Nine months ended September 30, 2015	2015 full year outlook
		Low	High
Gold equivalent ounces produced(1)	97,269	130,000	135,000
Production cash costs per GEO sold(2)	$637	$575	$625
All-in sustaining costs per gold ounce sold(2)	$750	$750	$800
Capital expenditures on mineral properties, plant and equipment	$33,629	n/a	$43,000
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this Press Release for additional detail.

(2) See Non-IFRS Performance Measures in this Press Release.
Third Quarter Selected Financial Information

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenues	$38,436	$34,913	$118,002	$70,715
Cost of sales
Production costs	21,029	15,848	63,366	34,536
Depreciation and depletion	7,628	7,324	22,442	13,673
Gross profit	9,779	11,741	32,194	22,506
General and administrative expenses	3,454	2,734	9,252	6,748
Loss on asset disposal	—	—	351	—
Income from operations	6,325	9,007	22,591	15,758
Business acquisition costs	—	—	—	(2,050)
(Loss) gain on derivative, net	(66)	407	229	1,860
Finance charges	(2,120)	(2,527)	(6,405)	(6,396)
Loss on extinguishment of senior notes	(2,132)	—	(2,132)	—
Foreign currency gain	5,945	3,898	12,207	4,826
Income before tax	7,952	10,785	26,490	13,998
Income tax expense	3,836	4,149	10,347	5,477
Net income	$4,116	$6,636	$16,143	$8,521
Net income per share - basic	$0.03	$0.06	$0.12	$0.08
During the three and nine months ended September 30, 2015, Fire Creek and Midas together sold 27,934 and 81,837 gold ounces, respectively, and 454,611 and 1,302,419 silver ounces, respectively. Revenues, Production costs, and Depreciation and depletion increased during the three and nine months ended September 30, 2015 from the same periods of 2014 as the Midas acquisition was completed in February 2014, after which we began increasing production at both Midas and Fire Creek. Increases in Revenues in the 2015 periods from higher volumes have been partially offset by lower average realized selling prices.
During the three and nine months ended September 30, 2015, we recorded a $2.1 million Loss on extinguishment of senior notes when we prepaid in full $17.6 million of principal.

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Third Quarter Liquidity and Capital Resources

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Net cash provided by operating activities (excluding changes in non-cash working capital)	$13,348	$12,618	$35,617	$22,103
Net increase in cash	$5,793	$24,421	$14,803	$25,870
Following a September 2015 public offering, we significantly improved our liquidity and financial position by voluntarily repaying the entire outstanding principal balance of the Senior Notes. We received net proceeds from the equity offering of $18.6 million, which were used to repay the June 30, 2015 Senior Notes principal balance of $17.6 million. We incurred an early prepayment penalty of 4% which totaled $0.7 million and was paid during the third quarter of 2015.
Our cash balance increased from the end of the prior quarter of 2015 by 10.6% to $60.3 million as we generated $13.4 million in operating cash flows, used $9.7 million in investing activities, and received $2.7 million in financing activities.
Our working capital increased $14.2 million (approximately 29.5%) from December 31, 2014 to September 30, 2015, while our working capital ratio increased by 33.1%.
Summary 2015 Quarterly Operational Results

	2015			Nine months ended September 30, 2015	Nine months ended September 30, 2014
Mine operations	Q1	Q2	Q3			Change
Ore tons milled	57,665	63,059	70,997	191,721	122,517	69,204
Average gold mill head grade (oz/ton)	0.49	0.45	0.39	0.44	0.52	(0.08)
Average silver mill head grade (oz/ton)	7.26	8.00	6.65	7.13	7.25	(0.12)
Average gold equivalent mill head grade (oz/ton)(1)	0.59	0.56	0.48	0.54	0.63	(0.09)
Average gold recovery rate (%)	94.0%	94.4%	94.1%	94.2%	94.1%	0.1%
Average silver recovery rate (%)	90.7%	93.6%	94.0%	92.9%	95.4%	(2.5%)
Gold produced (ounces)	27,225	26,552	26,300	80,077	63,977	16,100
Silver produced (ounces)	354,455	472,473	443,576	1,270,504	847,825	422,679
Gold equivalent produced (ounces)(1)	32,207	33,007	32,076	97,269	76,688	20,581
Gold sold (ounces)	27,135	26,768	27,934	81,837	46,828	35,009
Silver sold (ounces)	304,557	543,251	454,611	1,302,419	716,582	585,837
Gold equivalent sold (ounces)(1)	31,416	34,189	33,853	99,461	57,571	41,890
Revenues and realized prices						—
Gold revenue (000s)	$32,907	$32,476	$31,715	$97,098	$56,935	$40,163
Silver revenue (000s)	5,184	8,999	6,721	20,904	13,780	7,124
Total revenues (000s)	$38,091	$41,475	$38,436	$118,002	$70,715	$47,287
Average realized gold price ($/oz)	$1,213	$1,213	$1,135	$1,186	$1,283	$(97)
Average realized silver price ($/oz)	$17.02	$16.57	$14.78	$16.05	$19.23	$(3.18)
Non-IFRS Measures
Production cash costs per gold ounce sold on a by-product basis(2)	$607	$437	$512	$519	$468	$51
Production cash costs per GEO sold(2)	$689	$605	$621	$637	$626	$11
All-in sustaining costs per gold ounce sold(2)	$788	$595	$858	$750	$819	$(69)
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this Press Release for additional detail.

(2) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this Press Release for additional detail.

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Third Quarter Summary Operational Results

	Three months ended September 30, 2015			Three months ended September 30, 2014
Mine operations	Fire Creek	Midas	Total		Change
Ore tons milled	22,851	48,146	70,997	54,743	16,254
Average gold mill head grade (oz/ton)	0.97	0.12	0.39	0.64	(0.25)
Average silver mill head grade (oz/ton)	1.11	9.27	6.65	6.95	(0.30)
Average gold equivalent mill head grade (oz/ton)(1)	0.98	0.24	0.48	0.74	(0.26)
Average gold recovery rate (%)	94.1%	94.1%	94.1%	94.6%	(0.5%)
Average silver recovery rate (%)	93.9%	94.0%	94.0%	95.8%	(1.8%)
Gold produced (ounces)	20,843	5,457	26,300	33,339	(7,039)
Silver produced (ounces)	23,818	419,758	443,576	364,435	79,141
Gold equivalent produced (ounces)(1)	21,163	10,811	32,076	38,545	(6,469)
Gold sold (ounces)	22,203	5,731	27,934	23,166	4,768
Silver sold (ounces)	13,248	441,363	454,611	315,504	139,107
Gold equivalent sold (ounces)(1)	22,381	11,361	33,853	27,673	6,180
Revenues and realized prices
Gold revenue (000s)	$25,081	$6,634	$31,715	$29,227	$2,488
Silver revenue (000s)	201	6,520	6,721	5,686	1,035
Total revenues (000s)	$25,282	$13,154	$38,436	$34,913	$3,523
Average realized gold price ($/oz)	$1,130	$1,158	$1,135	$1,262	$(127)
Average realized silver price ($/oz)	$15.17	$14.77	$14.78	$18.02	$(3.24)
Non-IFRS Measures
Production cash costs per gold ounce sold on a by-product basis(2)	$447	$765	$512	$439	$73
Production cash costs per GEO sold(2)	$452	$960	$621	$573	$48
All-in sustaining costs per gold ounce sold(2)	n/a	n/a	$858	$690	$168
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this Press Release for additional detail.

(2) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this Press Release for additional detail.
On a consolidated basis, Fire Creek's and Midas's third quarter 2015 results included the sale of 33,853 GEOs, consisting of 27,934 gold ounces and 454,611 silver ounces, as increased metal production from Fire Creek was offset by lower metal production from Midas due to lower average grades associated with the mining sequence. Grades at Midas are expected to increase in the fourth quarter. To lessen the impact of Midas's lower grades on our quarterly consolidated ounce production, we increased the volume of tons milled from both Midas and Fire Creek.
Fire Creek performed well during the third quarter of 2015, with an average daily milling rate of approximately 248 tons per day (216 tons per day in the second quarter of 2015), an average gold mill head grade of 0.97 oz/ton (1.00 oz/ton in the second quarter of 2015), and quarterly gold production of 20,843 ounces (18,558 gold ounces produced in the second quarter of 2015). Gold production increased during the third quarter of 2015 from the previous two quarters due to higher tons milled as we had access to additional working faces, including the ability to longhole stope in the Karen vein which accounted for approximately 15% of the ore tons mined during the third quarter of 2015. The longhole stoping program has improved our production rates and costs from the first six months of 2015 while maintaining the average gold mill head grade and we expect such trend to continue during the fourth quarter.

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Midas's operations during the third quarter of 2015 included an average daily milling rate of approximately 523 tons per day, an average gold mill head grade of 0.12 oz/ton, and an average silver mill head grade of 9.27 oz/ton, quarterly production totaled 5,457 gold ounces and 419,758 silver ounces. During the third quarter of 2015, the lower grades were a result of mine sequencing. We advanced the ore development in the high grade 905 vein an additional unplanned 300 feet due to the discovery of high grade south extensions into previously unrecognized mineralized material. We expect the ore grades will increase during the fourth quarter of 2015 as we return to longhole stoping in the 905 vein, as well as bringing the recently discovered 505 vein into production.
Webcast and Conference Call
Klondex will report its financial results for the third quarter of 2015 on Wednesday November 11, 2015. A conference call and webcast will be held the following morning on November 12, 2015 at 10:30a ET/7:30a PT. The conference call telephone numbers are listed below.
Canada & USA Toll Free Dial In: +1 800-319-4610
Toronto and International: +1 416-915-3239
Outside of Canada & USA call: +1 604-638-5340
Callers should dial in 5 -- 10 minutes prior to the scheduled start time and ask to join the Klondex call. The webcast will be available on the Company's website or by clicking http://services.choruscall.ca/links/klondex20151113.html.
About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek project and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA. Fire Creek is located approximately 100 miles south of Midas.
For More Information Contact:
John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512
M: 303-668-7991
jseaberg@klondexmines.com
____________________________________________________________________________________________________________________________________________

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Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.
A production decision at the Midas mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43 -101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and U.S. securities legislation, including but not limited to information about current expectations on the timing and success of exploration and development activities, the timing and success of mining operations, the Company's ability to produce and sell gold and silver, the Company’s achievement of the full-year projections for ounce production, metal grades and production costs, the Company's ability to meet annual operations estimates, the ability to maintain average daily milling rates, the Company's capital addition expenditures, the Company's intention and ability to monetize mineralized material, the results of economic studies regarding the Company's mineral projects, the Company's financial conditions, the successful execution of the bulk sampling program at the Fire Creek Project and project development and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.
Technical Information
Scientific and technical information in this press release has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.
For further information on the Fire Creek project, please see the technical report titled "Preliminary Feasibility Study for the Fire Creek Project, Lander County, Nevada", dated as of and filed on SEDAR on March 16, 2015 (with an effective date of December 31, 2014). For further information on the Midas project, please see the technical report titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada", filed on SEDAR on April 2, 2015 (with an effective date of August 31, 2014).

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Non-IFRS Performance Measures
We have included the non-IFRS measures “Production cash costs per gold ounce sold on a by-product basis”, "Production cash costs per gold equivalent ounce", and “All‐in sustaining costs per ounce” (collectively, the "Non-IFRS Measures") in this press release. These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.
Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.
Production Cash Costs Per Gold Ounce Sold on a By-product Basis
Production cash costs per gold ounce sold on a by-product basis presents our cash costs associated with the production of gold and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold ounce sold on a by-product basis is calculated on a per ounce of gold sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded), net of revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30, 2015			Three months ended September 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Production costs	$10,124	$10,905	$21,029	$6,440		$9,408	$15,848
Less: silver by-product revenues	(201)	(6,520)	(6,721)	(336)		(5,350)	(5,686)
	9,923	4,385	14,308	6,104		4,058	10,162
Gold ounces sold(1)	22,203	5,731	27,934	17,825		5,341	23,166
Production cash costs per gold ounce sold on a by-product basis	$447	$765	$512	$342		$760	$439

	Nine months ended September 30, 2015			Nine months ended September 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Production costs	$28,316	$35,050	$63,366	$15,666		$18,870	$34,536
Less: silver by-product revenues	(962)	(19,942)	(20,904)	(661)		(13,119)	(13,780)
	27,354	15,108	42,462	15,005		5,751	20,756
Gold ounces sold(1)	58,743	23,094	81,837	35,301	(2)	9,088	44,389	(2)
Production cash costs per gold ounce sold on a by-product basis	$466	$654	$519	$425		$633	$468
(1) Includes ounces sold (if any) under the agreement dated as of March 31, 2011 and amended and restated as of October 4, 2011 between our indirect wholly-owned subsidiary, Klondex Gold & Silver Mining Company, and Waterton Global Value, L.P. (the "Gold Supply Agreement") and ounces delivered under the agreement dated February 11, 2014 between Klondex and Franco-Nevada GLW Holdings Corp. (the "Gold Purchase Agreement").

(2) Excludes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property.

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Production Cash Costs per Gold Equivalent Ounce Sold
Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded). Gold equivalent ounces are computed as the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices. Beginning with the second quarter of 2015, we began using realized selling prices instead of budgeted selling prices to calculate gold equivalent ounces and, as such, gold equivalent ounces presented below may differ from previously reported amounts (table in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30, 2015			Three months ended September 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Average realized price per gold ounce sold	$1,130	$1,158	$1,208	$1,262		$1,262	$1,262
Average realized price per silver ounce sold	$15.17	$14.77	$16.03	$17.52		$18.05	$18.02
Silver ounces equivalent to revenue from one gold ounce	74.5	78.4	75.4	72.0		69.9	70.0
Silver ounces sold	13,248	441,363	454,611	19,181		296,323	315,504
GEOs from silver ounces sold	178	5,630	6,029	266		4,239	4,507
Gold ounces sold(1)	22,203	5,731	27,934	17,825		5,341	23,166
Gold equivalent ounces	22,381	11,361	33,853	18,091		9,580	27,673
Production costs	$10,124	$10,905	$21,029	$6,440		$9,408	$15,848
Production cash costs per GEO sold	$452	$960	$621	$356		$982	$573

	Nine months ended September 30, 2015			Nine months ended September 30, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Average realized price per gold ounce sold	$1,178	$1,208	$1,186	$1,281		$1,277	$1,283
Average realized price per silver ounce sold	$16.52	$16.03	$16.05	$19.08		$19.24	$19.23
Silver ounces equivalent to revenue from one gold ounce	71.3	75.4	73.9	67.1		66.4	66.7
Silver ounces sold	58,218	1,244,201	1,302,419	34,637		681,945	716,582
GEO from silver ounces sold	817	16,501	17,624	516		10,270	10,743
Gold ounces sold(1)	58,743	23,094	81,837	35,301	(2)	9,088	44,389	(2)
Gold equivalent ounces	59,560	39,595	99,461	35,817		19,358	55,132
Production costs	$28,316	$35,050	$63,366	$15,666		$18,870	$34,536
Production cash costs per GEO sold	$475	$885	$637	$437		$975	$626
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement.
(2) Excludes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property.

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All-in Sustaining Costs per Gold Ounce Sold
All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations, therefore, capital amounts related to expansion projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.
We calculate our all-in sustaining costs per gold ounce sold on a consolidated basis as ore from both Fire Creek and Midas is processed at Midas and because general and administrative expenses are related to our mining operations as a whole. All-in sustaining costs per gold ounce sold includes all (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Production costs	$21,029	$15,848	$63,366	$34,536
General and administrative expenses	3,454	2,734	9,252	6,748
Decommissioning provision accretion	107	68	299	266
Sustaining capital expenditures	6,112	3,029	9,396	8,567
Less: Silver revenue	(6,721)	(5,686)	(20,904)	(13,780)
	23,981	15,993	61,409	36,337
Gold ounces sold(1)	27,934	23,166	81,837	44,389	(2)
All-in sustaining costs per gold ounce sold	$858	$690	$750	$819
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement.
(2) Excludes 2,439 gold ounces ($3.3 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mineral property.
We define sustaining capital expenditures as those costs which do not contribute to a material increase in annual gold ounce production over the next 12 months. As such, sustaining capital expenditures exclude amounts for certain exploration activities, underground mine development in which the production benefit will be primarily realized in periods greater than the next 12 months, certain capital expenditures at the corporate office, and permitting activities related to expansion efforts. The following table reconciles sustaining capital expenditures to our total capital expenditures (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Sustaining capital expenditures	$6,112	$3,029	$9,396	$8,567
Expansion and non-sustaining expenditures	6,631	4,309	24,233	8,699
	$12,743	$7,338	$33,629	$17,266

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